brf

VISÃO | VISION

2030

BRF Day

December 8th, 2020

DISCLAIMER

This presentation may contain statements that express BRF S.A. ("BRF") management's expectations, beliefs and assumptions about future events or results. Such statements are not historical facts and are based on currently available competitive, financial and economic data of the industries in which BRF operates.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "target", "aim", "seek" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future BRF performance. The factors that might affect BRF's performance include, but are not limited to: (i) market acceptance of BRF's products; (ii) volatility related to the Brazilian economy, as well as the economies of the other countries in which BRF also has relevant operations, the financial and securities markets and the highly competitive industries BRF operates in; (iii) changes in domestic and foreign legislation and taxation, as well as in government policies related to the domestic and foreign animal protein and related markets; (iv) increasing competition from new entrants to the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain an ongoing process for introducing competitive new products and services while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts arising from the pandemic caused by COVID-19. Other factors that could materially affect BRF's results can be found in BRF's Reference Form and in the annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, particularly under the "Risk Factors" session.

All forward-looking statements in this presentation are based on information and data available as of the date they were made and BRF undertakes no obligation to update them in light of new information or future development.

This presentation does not constitute an offer to sell or a solicitation to purchase any security.

Let's
GROW
IN SIZE



and MARKET
VALUE

READY MEALS
market with potential to
GROW FOURFOLD
in the next few years



Leading
#1

VALUE-ADDED PORK MARKET
growing
MORE THAN FIVEFOLD BY 2030
R$23 BN

Leading
#1

brf

VISÃO | VISION 2030

LOCAL PRESENCE in the largest CONSUMER HUBS



IN THE WORLD WITH VALUE ADDED

+ R$20 BN


PET
MARKET
with potential of
R$40BN
TOP 2

brf VISÃO | VISION 2030

Greater transformation
IN CONSUMPTION
OF NEW PROTEINS
among this generation



MARKET
POTENTIAL OF
+ R$13 BN

Investment of
+ R$55 BILLION
over the next 10 years

GROWTH
WITH VALUE CREATION

GROWTH
WITH FINANCIAL DISCIPLINE



LEVERAGE OF UP TO 3 TIMES

VISÃO | VISION 2030

Investing in capacity optimization, productivity and operating efficiency, creating gains

2021-2023

I.

Net Revenue of ~R$65bn

EBITDA: twice as much as today

DIVERSIFICATION OF LOCATIONS

brf VISÃO | VISION 2030

Investing in capacity optimization, productivity and operating efficiency, creating gains

2021-2023

I.

Net Revenue of ~R$65bn

EBITDA: twice as much as today

TRANSFORMATION
OF PORK AND READY MEALS IN BRAZIL

brf VISÃO | VISION 2030

Investing in capacity optimization, productivity and operating efficiency, creating gains

2021-2023

I.

Net Revenue of ~R$65bn

EBITDA: twice as much as today

ADVANCING IN NEW BUSINESSES

PET

VISÃO | VISION 2030

2024-2026
Strong cash generation with value-added portfolio

Net Revenue and EBITDA **2.5x** current levels

WE WILLMAKE PROGRESS IN FREE CASH GENERATION

II.

I.

VISÃO | VISION 2030

2024-2026

Strong cash generation with value-added portfolio

Net Revenue and EBITDA **2.5x** current levels

INTERNATIONAL: 45% OF OUR REVENUE WILL COME FROM VALUE-ADDED PRODUCTS

II.

I.

brf VISÃO | VISION 2030

2024-2026

Strong cash generation with value-added portfolio

Net Revenue and EBITDA **2.5x** current levels

BRAZIL: **WE WILL INCREASE OUR REVENUE BY** MORE THAN 60%

II.

I.

VISÃO | VISION 2030

2027-2030

Consolidation of leadership with sustainable returns

III.

II.

I.

Net revenue of more than **R$100 BN**

More than **TRIPLIING** our current EBITDA

Consistent margins **OVER 15%**

Net Income Margin of **~6%**

ROIC **~16%**
(return on invested capital)

VALUE-ADDED PORTFOLIO: OVER 70%

VISÃO | VISION 2030



2027-2030
Consolidation of leadership with sustainable returns
2024-2026
Strong cash generation with value added portfolio
2021-2023
Accelerated growth with investment
III.
II.
I.

brf

VISÃO | VISION 2030

ADMIRED BY CONSUMERS

STRONG BRANDS AND **HIGH-QUALITY PRODUCTS**

GLOBAL FOOD COMPANY WITH HIGH VALUE ADDED

VISÃO | VISION 2030

This is our AMBITION

SUSTAINABILITY as our **CORE ESSENCE**

transforming ALL the LINKS in our CHAIN, strengthening our CULTURE and combining **GROWTH with VALUE CREATION**

brf

VISÃO | VISION 2030

STRONG AND DETAILED PLAN

WE WILL MAKE BRF EVEN BIGGER AND BETTER.

To watch the presentation video, click here:
https://vcasting.voitel.com.br/?transmissionId=8709.

brf

VISÃO | VISION
2030

Investor Relations
Contact Information:

+55 (11) 2322-5377
acoes@brf-br.com